Exhibit (a)(1)(F)

This announcement is not an offer to purchase or a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase dated September 8, 2006 and the related Letter of Transmittal and any amendments or supplements thereto and is being made to all holders of Shares. The Offer is not being made to, and tenders will not be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

NOTICE OF OFFER TO PURCHASE FOR CASH
All Outstanding Shares of Common Stock

of

Summa Industries

by

Habasit Holding USA, Inc.
a wholly-owned subsidiary of
Habasit Holding AG

at

$15.00 Net Per Share

Habasit Holding USA, Inc., a Delaware corporation (the “Purchaser”) and wholly-owned subsidiary of Habasit Holding AG, a company formed under the laws of Switzerland (“Habasit”), is offering to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Summa Industries, a Delaware corporation (“Summa”), at $15.00 per Share (or any higher price per Share that is paid in the tender offer), net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 8, 2006 (which, together with any amendments or supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, OCTOBER 6, 2006, UNLESS THE OFFER IS EXTENDED (THE “EXPIRATION DATE”) PURSUANT TO THE AGREEMENT AND PLAN OF MERGER, DATED AUGUST 31, 2006, BY AND AMONG THE PURCHASER, HABASIT AND SUMMA (AS IT MAY BE AMENDED FROM TIME TO TIME, THE “MERGER AGREEMENT”).

Following the completion of the Offer and the satisfaction or waiver, if permissible, of all conditions to the Merger (as defined below) and in accordance with the relevant provisions of the Delaware General Corporation Law, as amended, (the “DGCL”) the Purchaser will be merged with and into Summa (the “Merger”), with Summa continuing as the surviving corporation and a wholly-owned subsidiary of Habasit. At the effective time of the Merger, each Share then outstanding (other than Shares held by Summa as treasury stock, Shares held by Habasit, the Purchaser or any other wholly-owned subsidiary of Habasit, and Shares held by stockholders who perfect their appraisal rights under the DGCL) will be cancelled and converted into the right to receive $15.00 in cash without interest (the “Offer Price”).

The Offer is not subject to a financing condition. The Offer is conditioned upon, among other things, (1) there having been validly tendered in the Offer and not withdrawn prior to the expiration of the Offer that number of Shares which represents at least a majority of the then outstanding Shares (the “Minimum Condition”), (2) any requisite waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, applicable to the purchase of Shares pursuant to the Offer or to the Merger having been terminated or having expired, and (3) the satisfaction or waiver of certain other conditions set forth in the Merger Agreement (these conditions, together with all of the other conditions to the Offer, the “Offer Conditions”).

For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to the Purchaser and not properly withdrawn as, if and when the Purchaser gives oral or written notice to U.S. Stock Transfer Corporation (the “Depositary”) of the Purchaser’s acceptance for payment of such Shares.  Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from the Purchaser and transmitting payment to stockholders whose Shares have been accepted for payment. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (1) certificates representing (or a timely Book-Entry Confirmation (as defined in the Offer to Purchase) with respect to) such Shares, in accordance with the instructions set forth in the Letter of Transmittal, (2) the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase), and (3) any other documents required by the Letter of Transmittal. Under no circumstances will interest be paid on the Offer Price, regardless of any extension of the Offer or any delay in making such payment.

The Purchaser expressly reserves the right to waive any Offer Condition, to increase the Offer Price and to make any other changes in the terms and conditions of the Offer; provided that, in the Merger Agreement, the Purchaser has agreed that, without Summa’s prior consent, it will not make any change to the Offer that (1) reduces the number of Shares subject to the Offer; (2) reduces the Offer Price payable in the Offer; (3) changes the form of consideration to be paid in the Offer; (4) changes the Minimum Condition; (5) imposes conditions to the Offer in addition to those set forth in Section 15 of the Offer to Purchase or which modifies such conditions in any manner adverse to the holders of Shares (other than to waive any such conditions to the extent permitted by the Merger Agreement); (6) extends the Offer in any manner other than as provided for in the Merger Agreement; or (7) amends any other term of the Offer in a manner adverse to the holders of Shares.

Subject to the applicable rules and regulations of the Securities and Exchange Commission (“SEC”) and the terms of the Merger Agreement, the Purchaser (a) will not be required to accept for payment, or pay for, any Shares and (b) subject to the limitations imposed by the Merger Agreement, may terminate the Offer (whether or not any Shares have previously been accepted for payment) if any condition referred to in Section 15 of the Offer to Purchase has not been satisfied or upon the occurrence of any event specified in Section 15 of the Offer to Purchase.  The Purchaser may waive any condition to the Offer (other than the Minimum Condition) or otherwise amend the Offer in any respect (except as set forth above), in each case, by giving oral or written notice of the delay, termination, waiver or amendment to the Depositary.

Subject to the terms of the Merger Agreement, the Purchaser is required to extend the Offer beyond the scheduled Expiration Date (1) for a period of 10 business days if, as of the scheduled Expiration Date, any of the conditions to the Purchaser’s obligation to accept for payment and to pay for the Shares are not satisfied or, to the extent permitted by the Merger Agreement, waived; provided that the Purchaser shall not be required to extend the Offer beyond November 13, 2006 (the “Outside Date”); and/or (2) for any period required by any rule, regulation, interpretation or provision of the SEC or the staff thereof applicable to the Offer, provided that the Purchaser shall not be required to extend the Offer beyond the Outside Date.

Subject to the terms of the Merger Agreement, the Purchaser may, without Summa’s consent, extend the Offer beyond the scheduled Expiration Date for one or more additional periods of 10 business days each if, as of any then scheduled expiration time for the Offer, any of the conditions to the Purchaser’s obligation to accept for payment and to pay for the Shares are not satisfied or, to the extent permitted by the Merger Agreement, waived; provided that no such extension or extensions shall extend the Offer beyond the Outside Date.

Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement. An announcement, in the case of an extension, will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of Rule 14e-1(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Without limiting the manner in which the Purchaser may choose to make any public announcement, subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to holders of Shares in a manner reasonably designed to inform them of such changes), the Purchaser will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service.

After accepting Shares for payment, the Purchaser expressly reserves the right, in accordance with the Merger Agreement, to provide a subsequent offering period under Rule 14d-11 of the Exchange Act (a “Subsequent Offering Period”) of between three and 20 business days (as such term is defined under Exchange Act Rule 14d-1(g)(3)) following the Expiration Date. If provided, a Subsequent Offering Period would be an additional period of time, following the expiration of the Offer and the purchase of Shares in the Offer, during which stockholders may tender, but not withdraw, any Shares not tendered in the Offer and receive the Offer Price. A Subsequent Offering Period, if one is included, is not an extension of the Offer, which already would have been completed. During a Subsequent Offering Period, the Purchaser will promptly purchase and pay for any Shares tendered at the same price paid in the Offer. If the Purchaser elects to provide a Subsequent Offering Period, it will provide an announcement to that effect by issuing a press release to a national news service. Purchaser does not currently intend to, and is not required to, provide a Subsequent Offering Period, although it reserves the right to do so.

Except as otherwise provided below, tenders of Shares are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. However, pursuant to Rule 14d-7 under the Exchange Act, no withdrawal rights apply to Shares tendered during any Subsequent Offering Period, and no withdrawal rights apply during a Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely delivered to the Depositary at its address set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the stockholder, the number of Shares to be withdrawn, and (if Share Certificates have been tendered) the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If Share Certificates have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such certificates must be submitted to the Depositary and the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase) unless such Shares have been tendered for the account of an Eligible Institution.  If Shares have been tendered pursuant to the procedures for book-entry transfer set forth in Section 3 of the Offer to Purchase, the notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) to be credited with the withdrawn Shares and otherwise comply with such Book Entry Transfer Facility’s procedures, in which case a notice of withdrawal will be effective if delivered to the Depositary by any method of delivery described in the first sentence of this paragraph.

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser in its sole discretion, which determination will be final and binding. None of the Purchaser, Habasit, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time on or before the Expiration Date (or during a Subsequent Offering Period, if the Purchaser provides one) by following one of the procedures described in Section 3 of the Offer to Purchase.

The information required to be disclosed by Rule 14d-6(d)(1) of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Summa has provided the Purchaser with Summa’s stockholder lists and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal and, if required, other relevant materials will be mailed by the Purchaser to record holders of Shares and furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder lists or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase and the related Letter of Transmittal contain important information which should be read carefully before any decision is made with respect to the Offer.

Questions and requests for assistance or for copies of the Offer to Purchase, the Letter of Transmittal and other tender offer documents may be directed to the Information Agent as set forth below, and copies will be furnished at the Purchaser’s expense. No fees or commissions will be paid by the Purchaser or Habasit to brokers, dealers or other persons (other than the Information Agent and the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

THE ALTMAN GROUP, INC.

1200 Wall Street West, 3rd Floor

Lyndhurst, NJ  07071

Call toll-free: (800)331-7543

Banks and Brokerage Firms please call:

(201) 806-7300

September 8, 2006